THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

***

As announced on 9 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company's securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.  Please refer to the announcement released on 9 April 2018 which gives further details on the acquisition of Playup Limited by Mission NewEnergy Ltd.

PlayUp has made public the following announcement of a material development:

PlayUp Acquires innovative social betting platform - betting.club

●
Further acquisition and growth for PlayUp Limited
●
Provides greater distribution for the PlayChip among high volume wagering platform
●
Represents a first step towards in venue
●
First step towards in venue use of PlayChip for wagering payments and rewards

04 May 2018 – PlayUp Limited (PlayUp) has acquired online wagering operator betting.club, as part of its continued growth strategy. betting.club was acquired from its owners which comprised three of Sydney’s leading club organisations – the iconic Mounties Group, Campsie RSL and Club Rivers.

betting.club offers punters the chance to bet and be social in the one platform. The betting.club social betting platform allows players to rate and share form, share tips and bets, was well as share wins with mates and fellow punters.

Daniel Simic, PlayUp CEO commented: “betting.club has been on our radar for sometime as they have built a truly social wagering platform used by a high volume of punters as well as developed an innovative app and online presence. We’re committed to enhancing the social and community focus of the platform as well as integrate the PlayChip as an optional wagering payments and rewards offering.”

Kelly Signell, CEO, betting.club said: “PlayUp has significant momentum and importantly has demonstrated to us their ability to grow and engage online communities which is fundamental aspect of betting.club. We’re pleased to see betting.club now join the PlayUp ecosystem and our clients will no doubt benefit from the opportunity to use the PlayChip Utility Token in both the online platforms and potentially in some of the largest club venues in Australia.”

PlayUp Limited Background:
PlayUp Limited is a technology developer as well as a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. PlayUp Limited operates PlayUp.com, ClassicBet and DraftStars within its gaming and wagering ecosystem. PlayUp Limited will deliver the world’s first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem.

PlayUp.com currently has more than 400,000 registered users and is represented by global sporting icons such as Brett Lee, who has amassed a social network of over 4 million sports fans. PlayUp.com offers Daily fantasy challenges which are free to play and easy to enter. Users simply create their fantasy team by selecting a line-up of real world players and the platform operates in real-time. As users move up the leader board they can win PlayChips and purchase prizes from the PlayUp.com Store. PlayUp.com offers daily fantasy challenges across the worlds biggest leagues from Cricket, Football, Basketball, Kabadddi, Rugby League, Ice Hockey, Basketball, Australian Football, American Football with plenty more on the way.

PlayUp Limited currently employs 27 fulltime employees with offices in Sydney (HQ), Melbourne, Darwin and Hong Kong. PlayUp Interactive Pty Ltd, a wholly owned subsidiary of PlayUp Limited, is a licensed gambling operator in Australia.

The PlayChip Utility Token
Developed in Australia, the PlayChip Utility Token is a crypto-asset built on the Ethereum blockchain, and is set become a universal payment and rewards currency for gaming and wagering.

PlayUp.com will be the world’s first wagering platform to use the PlayChip and it will form the foundation to facilitate the decentralisation of the wider PlayUp ecosystem and gaming platforms, allowing sports fans to connect, compete and collect, irrespective of their location. In addition to betting.club, DraftStars, ClassicBet, TopBetta and MadBookie will also shortly incorporate the PlayChip within their payments and rewards systems.

* As announced on 09 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirements. Upon the completion of the merger it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.

- Announcement Ends –

For editorial enquiries for PlayUp please contact
Michael Henderson
DEC PR
Phone +61 413 054 738
m.henderson@decpr.com.au

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com